UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August	2021
Commission File Number	001-39498

LIGHTSPEED POS INC.
(Translation of registrant’s name into English)

700 Saint-Antoine Street East, Suite 300 Montréal, Québec, Canada H2Y 1A6
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Lightspeed POS Inc. Interim Financial Statements for the First Quarter ended June 30, 2021
99.2	Lightspeed POS Inc. Interim Management's Discussion and Analysis for the First Quarter ended June 30, 2021
99.3	Lightspeed POS Inc. – Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.4	Lightspeed POS Inc. – Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)

Documents 99.1 and 99.2 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 27, 2021 (File No. 333-256579), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 30, 2020 (File No. 333-249175), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on December 4, 2020 (File No. 333-251139).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lightspeed POS Inc.
(Registrant)
August 5, 2021	By:	/s/ Dan Micak
		Name:	Dan Micak
		Title:	EVP, General Counsel & Corporate Secretary

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